UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Multimedia Games, Inc.
(Name of Issuer)

Common Stock , $0.01 par value
(Title of Class of Securities)

625453105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN LIMITED PARTNERSHIP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 276,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN FINANCIAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 148,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN LIMITED PARTNERSHIP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,453,695
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,453,695
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN ASSOCIATES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 276,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN HOLDINGS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 276,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN ASSOCIATES III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,453,695
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,453,695
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN HOLDINGS CORP. III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,453,695
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,453,695
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DONALD T. NETTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,879,395
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,879,395
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,879,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON JUSTIN A. ORLANDO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 625453105

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by Dolphin I, Dolphin Financial Partners and Dolphin III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 1,879,395 Shares beneficially owned in the aggregate by Dolphin I, Dolphin Financial Partners and Dolphin III is approximately $12,598,532, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Since the filing of the initial Schedule 13D, the Reporting Persons have continued to engage in discussions with the Issuer regarding representation by the Reporting Persons on the Issuer’s Board.  The Reporting Persons currently believe that the Issuer represents an attractive investment opportunity for several reasons, including, among other things, the following:

•	The Issuer trades at approximately 70% of tangible book value;
•	The Issuer has less than 0.5x Net Debt to LTM EBITDA;
•	Analysts project up to approximately $40 million of 2009 free cash (or over $1.50/share) available for share repurchases, dividends, debt repayment and properly structured growth initiatives;
•	The slot/bingo machine segment has generally been the most recession resistant segment of the market and generates the highest ROI for operators;
•	The Shares continue to be fairly liquid; and
•	The Issuer trades at approximately 1.5x enterprise value to analyst estimated 2009 EBITDA, while comparable companies average 6.3x – a 75% discount.*

If, for example, the Issuer traded at just half the market multiple of the comparable companies the share price would be nearly $8.00.

Even considering the current economic and credit environment, with the Shares trading at levels not seen since early 2001, the Reporting Persons will advocate for future cash flows to be allocated as follows:

•	An appropriate amount to shareholders in the form of open market share repurchases and/or dividends;
•	A significant portion to continued debt repayment;
•	An appropriate portion to properly structured growth initiatives that meet risk/reward and return on investment criteria.

As always, the Reporting Persons will continue to closely monitor developments with the Issuer and seek to work constructively with Board members to take the necessary steps to close the valuation gap for the benefit of all shareholders and set the Issuer on the path to maximizing shareholder value.

*  Enterprise value includes the value of the current portion of notes receivable, a discounted value of the long-term portion of notes receivable as of June 30, 2008 and $87 million of debt as of September 30, 2008 per the press release dated October 20, 2008.

CUSIP NO. 625453105

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,587,821 Shares outstanding, as of August 1, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2008.

As of the date hereof, the Reporting Persons collectively own an aggregate of 1,879,395 Shares, constituting approximately 7.1% of the Shares outstanding.

As of the date hereof, Dolphin I beneficially owns 276,800 Shares, constituting approximately 1% of the Shares outstanding.  As the general partner of Dolphin I, Dolphin Associates may be deemed to beneficially own the 276,800 Shares owned by Dolphin I, constituting approximately 1% of the Shares outstanding.  As the managing member of Dolphin Associates, which in turn is the general partner of Dolphin I, Dolphin Holdings may be deemed to beneficially own the 276,800 Shares owned by Dolphin I, constituting approximately 1% of the Shares outstanding.  As the Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings, which is the managing member of Dolphin Associates, which in turn is the general partner of Dolphin I, Mr. Netter may be deemed to beneficially own the 276,800 Shares owned by Dolphin I, constituting approximately 1% of the Shares outstanding.

As of the date hereof, Dolphin III owns 1,453,695 Shares, constituting approximately 5.5% of the Shares outstanding.  As the general partner of Dolphin III, Dolphin Associates III may be deemed to beneficially own the 1,453,695 Shares owned by Dolphin III, constituting approximately 5.5% of the Shares outstanding.  As the managing member of Dolphin Associates III, which in turn is the general partner of Dolphin III, Dolphin Holdings III may be deemed to beneficially own the 1,453,695 Shares owned by Dolphin III, constituting approximately 5.5% of the Shares outstanding.  As the Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings III, which is the managing member of Dolphin Associates III, which in turn is the general partner of Dolphin III, Mr. Netter may be deemed to beneficially own the 1,453,695 Shares owned by Dolphin III, constituting approximately 5.5% of the Shares outstanding.

As of the date hereof, Dolphin Financial Partners owns 148,900 Shares, constituting less than 1% of the Shares outstanding.  As the Manager of Dolphin Financial Partners, Mr. Netter may be deemed to beneficially own the 148,900 Shares owned by Dolphin Financial Partners, constituting less than 1% of the Shares outstanding.

Mr. Orlando does not directly own any Shares.  Mr. Orlando, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the Shares beneficially owned by the other members of the Group.  Mr. Orlando disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the Group.

CUSIP NO. 625453105

Each of Dolphin I, Dolphin Financial Partners, Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III and Mr. Netter, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the Shares beneficially owned by the other members of the Group.  Each of Dolphin I, Dolphin Financial Partners, Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III and Mr. Netter disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the Group, except to the extent of its or his pecuniary interest therein.

(b)           By virtue of his position with Dolphin Holdings, Dolphin Holdings III and Dolphin Financial Partners, Mr. Netter has the sole power to vote and dispose of the Shares beneficially owned by Dolphin I, Dolphin III and Dolphin Financial Partners.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D.  All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 625453105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008	DOLPHIN LIMITED PARTNERSHIP I, L.P.

	By:	Dolphin Associates, LLC General Partner

	By:	Dolphin Holdings Corp. Managing Member

	By:	/s/ Donald T. Netter
Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN LIMITED PARTNERSHIP III, L.P.

By:	Dolphin Associates III, LLC General Partner

By:	Dolphin Holdings Corp. III Managing Member

By:	/s/ Justin A. Orlando
Justin A. Orlando Vice President, Managing Director

DOLPHIN FINANCIAL PARTNERS, L.L.C.

By:	/s/ Donald T. Netter
Donald T. Netter Manager

DOLPHIN ASSOCIATES, LLC

By:	Dolphin Holdings Corp. Managing Member

By:	/s/ Donald T. Netter
Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director

CUSIP NO. 625453105

DOLPHIN ASSOCIATES III, LLC

By:	Dolphin Holdings Corp. III Managing Member

By:	/s/ Justin A. Orlando
Justin A. Orlando Vice President and Managing Director

DOLPHIN HOLDINGS CORP.

By:	/s/ Donald T. Netter
Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN HOLDINGS CORP. III

By:	/s/ Justin A. Orlando
Justin A. Orlando Vice President and Managing Director

/s/ Donald T. Netter
DONALD T. NETTER

/s/ Justin A. Orlando
JUSTIN A. ORLANDO

CUSIP NO. 625453105

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

DOLPHIN LIMITED PARTNERSHIP I, L.P.

Common Stock	27,700	3.0694	11/03/2008
Common Stock	15,700	3.0375	11/04/2008
Common Stock	10,000	2.9564	11/15/2008

DOLPHIN FINANCIAL PARTNERS, L.L.C.
None

DOLPHIN LIMITED PARTNERSHIP III, L.P.

Common Stock	7,300	3.9098	10/08/2008
Common Stock	2,700	3.8438	10/09/2008
Common Stock	10,000	3.0201	10/10/2008
Common Stock	10,000	3.9277	10/13/2008
Common Stock	10,000	4.3906	10/17/2008
Common Stock	9,400	3.0114	10/17/2008
Common Stock	500	8.3375	10/20/2008
Common Stock	13,500	3.2600	10/20/2008
Common Stock	11,238	3.1723	10/21/2008
Common Stock	10,000	2.9319	10/22/2008
Common Stock	34,000	2.1463	10/24/2008
Common Stock	9,000	2.1517	10/27/2008
January Call Option ($5 Strike Price)	20,000	0.11035	10/28/2008
Common Stock	10,000	2.5430	10/29/2008
Common Stock	39,000	2.4911	10/30/2008
Common Stock	12,200	2.7152	10/31/2008
Common Stock	5,300	3.0705	11/03/2008

DOLPHIN ASSOCIATES, LLC
None

DOLPHIN HOLDINGS CORP.
None

DOLPHIN ASSOCIATES III, LLC
None

DOLPHIN HOLDINGS CORP. III
None

CUSIP NO. 625453105

DONALD T. NETTER
None

JUSTIN A. ORLANDO
None